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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  [X] FORM 10-Q

                 For the quarterly period ended: March 31, 2000


                        Commission file number: 811-6268


Part I. - Registrant Information

                             SBM CERTIFICATE COMPANY
             (Exact name of registrant as specified in its charter)

                  MINNESOTA                                   41-1671595
       (State or other jurisdiction of                     (I.R.S. Employer
        incorporation or organization)                     Identification No.)

           515 WEST MARKET STREET
            LOUISVILLE, KENTUCKY                                 40202
  (Address of principal executive offices)                    (Zip Code)


Registrant's telephone number, including area code:  (502) 582-7900


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Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [x]

     (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [x]

     (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable. [ ]

Part III--Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     On March 28, 2000 SBM Certificate Company (the "Company") and ARM Financial Group, Inc. ("ARM"), the parent company of the Company, entered into a stock purchase agreement to sell the Company to 1st Atlantic Guaranty Corporation ("1st Atlantic"). ARM is a debtor-in-possession as it filed bankruptcy under chapter 11 of the Bankruptcy Code on December 20, 1999. The transaction, approved by the United States Bankruptcy Court for the District of Delaware on April 27, 2000, may be subject to various regulatory and other approvals and is scheduled to close in the second quarter of 2000. ARM retained Walker, Truesdell, Radick & Associates ("WTR&A") as its Restructuring Agent and Hobart Truesdell as its Chief Restructuring Officer. ARM and the Company have essentially no employees. Officers of WTR&A currently serve as the only officers of ARM and the Company. Certain former employees provide services to ARM and the Company pursuant to a Transition Services Agreement with The Western and Southern Life Insurance Company, which acquired ARM's primary operating subsidiaries and, as such, are responsible for providing services related to the sale of the Company to 1st Atlantic. Because WTR&A has devoted substantial resources toward the finalization of the sale transaction and to other aspects of the business of the Company and ARM, it will be unable to have the Company's Form 10-Q fully and adequately prepared and reviewed by the prescribed due date without unreasonable hardship or expense.

Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

Hobart Truesdell, Chief Restructuring Officer (212) 687-1811 or Barry G. Radick (212) 687-4024.


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     (2)  Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
          [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             SBM Certificate Company

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized, on May 15, 2000.


                            ARM FINANCIAL GROUP, INC.

                            By:     /S/ BARRY G. RADICK
                               ------------------------
                            Barry G. Radick
                            Restructuring Officer of the Company